					EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Nine Months Ended
	2007	2008	2009	2010	2011	September 30, 2012
Income from continuing operations
before income taxes	802.3	785.7	884.6	915.6	866.1	752.7

Fixed Charges:
Interest on long-term and
short-term debt including
amortization of debt expense	56.6	72.0	62.9	70.0	87.5	66.9

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	53.0	58.4	61.0	67.4	73.4	56.7

Total fixed charges	109.6	130.4	123.9	137.4	160.9	123.6

Earnings before income taxes and
fixed charges	911.9	916.1	1,008.5	1,053.0	1,027.0	876.3

Ratio of earnings to fixed charges	8.32	7.03	8.14	7.66	6.38	7.09